Filed by NexTier Oilfield Solutions Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NexTier Oilfield Solutions Inc.

Commission File No. 001-37988

The following email was sent to all NexTier employees on August 8, 2023:

NexTier Team,

We continue to make progress on our exciting transaction with Patterson-UTI. We recently received HSR approval, which is an important step in the closing process.

We are focused on ensuring we are ready to hit the ground running with our integration process upon close to move forward seamlessly as a combined company. Last week we officially kicked off the integration planning workstream, bringing together representatives from both Patterson-UTI and NexTier to talk through the planning process and what’s to come. There was a lot of energy in the room, and it’s clear that as a combined organization, we will be better and stronger together.

We have also reached a key milestone in the integration process, and I’m pleased to share with you the finalized leadership team and functional structure of our Company, which will commence upon transaction close.

I understand you may have questions about this announcement and what comes next. We understand your enthusiasm and excitement and are grateful for your patience. We have a fair and methodical approach in place to design the next level of the organization and we commit to continuing to communicate with you as decisions are made. Our priority is to build upon our shared values to create a culture that empowers teams to do the right thing by emphasizing safety, responsibility, and collaboration, so that we can win together.

Importantly, integrating organizations of NexTier and Patterson-UTI’s size does not happen in one day. We will start our integration activities the day we close the transaction, and we expect this process to continue for a period post-close.

As a reminder, until the transaction closes, NexTier and Patterson-UTI remain separate, independent companies. It is business as usual at NexTier. We’re counting on you all to maintain focus on servicing our customers with high value solutions while keeping our employees safe.

Thank you for your commitment to NexTier and to our customers.

Sincerely,

Robert Drummond

President & Chief Executive Officer

NexTier Completion Solutions 3990 Rogerdale, Houston, TX 77042 NexTierOFS.com NYSE: NEX

This communication is the property of NexTier Oilfield Solutions and may contain confidential or privileged information. Unauthorized use of this communication is strictly prohibited and may be unlawful. If you have received this communication in error, please immediately notify the sender by reply e-mail and destroy all copies of the communication and any attachments.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that NexTier or Patterson-UTI expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the expected closing of the proposed transaction and the timing thereof and as adjusted descriptions of the post-transaction company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows, synergies, opportunities and anticipated future performance, including the composition of the management team post-transaction, an expected accretion to earnings and free cash flow, increase in value of tax attributes, and expected impact on EBITDA. Information adjusted for the transaction should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication including, but not limited to, (i) the competitive nature of the industry in which NexTier and Patterson-UTI conduct their business, including pricing pressures; (ii) the ability to meet rapid demand shifts; (iii) the impact of pipeline capacity constraints and adverse weather conditions in oil or gas producing regions; (iv) the ability to obtain or renew customer contracts and changes in customer requirements in the markets NexTier and Patterson-UTI serve; (v) the ability to identify, effect and integrate acquisitions, joint ventures or other transactions; (vi) the ability to protect and enforce intellectual property rights; (vii) the effect of environmental and other governmental regulations on NexTier’s and Patterson-UTI’s operations; (viii) the effect of a loss of, or interruption in operations of, one or more key suppliers, including resulting from product defects, recalls or suspensions; (ix) the variability of crude oil and natural gas commodity prices; (x) the market price and availability of materials or equipment; (xi) the ability to obtain permits, approvals and authorizations from governmental and third parties; (xii) NexTier’s and Patterson-UTI’s ability to employ a sufficient number of skilled and qualified workers to combat the operating hazards inherent in NexTier’s and Patterson-UTI’s industry; (xiii) fluctuations in the market price of NexTier’s and Patterson-UTI’s stock; (xiv) the level of, and obligations associated with, NexTier’s and Patterson-UTI’s indebtedness; and (xv) other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of NexTier’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with NexTier’s and Patterson-UTI’s ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. All such factors are difficult to predict and are beyond NexTier’s or Patterson-UTI’s control, including those detailed in NexTier’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on NexTier’s website at www.nextierofs.com and on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov, and those detailed in Patterson-UTI’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on the website of the SEC. All forward-looking statements are based on assumptions that NexTier and Patterson-UTI believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither NexTier nor Patterson-UTI undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Important Additional Information Regarding the Merger of Equals Will Be Filed With the SEC

In connection with the proposed transaction, Patterson-UTI filed with the SEC initially on July 17, 2023 a registration statement on Form S-4 (File No. 333-273295), which includes a joint proxy statement of NexTier and Patterson-UTI that also constitutes a prospectus of Patterson-UTI. On July 31, 2023, Patterson-UTI filed a final prospectus with the SEC, and NexTier filed a definitive joint proxy statement with the SEC, each relating to the proposed transaction. No offering of securities shall be made, except by means of the final prospectus. The definitive joint proxy statement/prospectus was mailed to stockholders of Patterson-UTI and NexTier on or about August 1, 2023. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders can obtain free copies of these documents and other documents containing important information about NexTier and Patterson-UTI once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by NexTier will be available free of charge on NexTier’s website at www.nextierofs.com or by contacting NexTier’s Investor Relations Department by phone at (346) 242-0519. Copies of the documents filed with the SEC by Patterson-UTI will be available free of charge on Patterson-UTI’s website at www.patenergy.com or by contacting Patterson-UTI’s Investor Relations Department by phone at (281) 765-7170.

Participants in the Solicitation

NexTier, Patterson-UTI and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of NexTier is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 28, 2023, and NexTier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 16, 2023. Information about the directors and executive officers of Patterson-UTI is set forth in Patterson-UTI’s proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 11, 2023, and Patterson-UTI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 13, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus filed with the SEC and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from NexTier or Patterson-UTI using the sources indicated above.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.